Exhibit 99.2

VCI Global Launches QuantGold to Power the Next Era of Sovereign AI and Encrypted Data Monetization

QuantGold Enables AI to Compute on Sensitive Data without Exposure – Backed by 120+ Encryption Patents and Already Deployed in 100+ Institutions

Targeting an approximate US$400 Billion Market, QuantGold Offers Encrypted, Pay-Per-Use AI Compute to Unlock the Sovereign Data Economy for Governments and Enterprises

June 24, 2025 | Globe Newswire

KUALA LUMPUR, Malaysia, June 24, 2025 – VCI Global Limited (NASDAQ: VCIG) (“VCI Global” or the “Company”), a diversified global holding company, today announced the official launch of the QuantGold Data Platform (“QuantGold”), a sovereign-grade AI infrastructure designed to enable computation on sensitive datasets without compromising data ownership or privacy. The launch represents a major step forward in building secure, compliant AI systems capable of unlocking value from previously inaccessible data.

VCI Global will own a 20% equity stake in QuantGold and integrate its cybersecurity, AI GPU, and data infrastructure businesses into the platform, creating one of Southeast Asia’s most comprehensive encrypted AI ecosystems.

Despite major advances in AI, nearly 90% of institutional data remains out of reach due to privacy, regulatory, and infrastructure constraints. Critical sectors like healthcare, finance, and government hold sensitive data that AI systems cannot access without risk exposure or non- compliance.

“Most institutional data is locked away, yet it holds the key to the next phase of AI,” said Dato’ Victor Hoo, Group Executive Chairman and Chief Executive Officer of VCI Global, who has also been appointed CEO of QuantGold. “QuantGold bridges that gap, enabling AI to compute on sensitive data without exposing it, and unlocking what could be hundreds of billions in unrealized value.”

The Solution: Compute on Encrypted Data Without Exposure

QuantGold introduces a secure, zero-trust infrastructure that allows AI models to perform encrypted computations without ever accessing raw data. Hardware-based encryption and blockchain audit trails form the foundation of its compliance-focused architecture.

Key features include:

•	Encrypted data vaults powered by proprietary chips and EAL4-certified hardware

•	GPU-backed compute clusters for secure model inference

•	Blockchain-verified query logs for traceability and regulatory audit

•	Zero-trust enclave architecture; raw data never leaves institutional control

QuantGold is supported by more than 120 encryption patents, with core components already deployed across over 100 organizations in sectors such as finance, telecommunications, and aviation.

A New Model for Data Monetization

QuantGold operates on a pay-per-compute model, enabling data owners, such as corporations, universities, and public institutions, to monetize sensitive data without relinquishing custody or control.

Proof-of-concept deployments are currently underway with enterprise and institutional partners. The platform also offers a range of modular capabilities, including:

•	Analytics-as-a-Service for real-time insights

•	GPU-as-a-Service and Encrypted Model Execution, both on-prem and cloud-based

•	A secure data onboarding portal for controlled publishing and licensing

About QuantGold Data Platform

QuantGold is a sovereign-grade encrypted AI compute platform that enables institutions to extract insights from sensitive data without exposing the underlying information. Built on a foundation of over 120 encryption patents, QuantGold combines hardware-based security, GPU-accelerated infrastructure, and blockchain auditability to support compliant, privacy- preserving AI computation. Its pay-per-compute model allows governments, enterprises, and research institutions to monetize data securely while maintaining full ownership and control. QuantGold operates across key sectors including healthcare, finance, public administration, and AI R&D, with deployments underway across Southeast Asia and the Middle East.

About VCI Global Limited

VCI Global is a diversified global holding company with a strategic focus on AI & Robotics, Fintech, Cybersecurity, Renewable Energy, and Capital Market Consultancy. With a strong presence in Asia, Europe, and the United States, VCI Global is committed to driving technological innovation, sustainable growth, and financial excellence across multiple industries.

For more information on the Company, please log on to https://v-capital.co/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements are based only on our current beliefs, expectations, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Therefore, you should not rely on any of these forward- looking statements. Actual results could differ materially from those described in these forward- looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission (“SEC”). The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

CONTACT INFORMATION:

For media queries, please contact:

VCI GLOBAL LIMITED

enquiries@v-capital.co

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